Exhibit 8.1
Subsidiaries of Videotron Ltd.

Jurisdiction of Incorporation or
Name of Subsidiary	Organization
CF Câble TV inc. / CF Cable TV Inc.	Canada
Société d’édition et de Transcodage T.E. ltée	Québec
Le SuperClub Vidéotron ltée	Québec
Groupe de Divertissement SuperClub inc.	Québec
SuperClub Vidéotron Canada inc. / SuperClub Videotron Canada Inc.	Québec
Les Propriétés SuperClub inc. / SuperClub Properties Inc.	Québec